

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 14, 2016

Mr. William D. Jenkins, Jr.
Chief Executive Officer
Barracuda Networks, Inc.
3175 S. Winchester Blvd.
Campbell, CA 95008

> **Re:** **Barracuda Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2016**
> **Filed May 4, 2016**
> **Form 10-Q for the Quarterly Period Ended August 31, 2016**
> **Filed October 11, 2016**
> **Form 8-K filed October 11, 2016**
> **File No. 001-36162**

Dear Mr. Jenkins:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 29, 2016

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed June 27, 2016)

Executive Compensation, page 24

1.   You state that in determining non-equity incentive plan compensation your compensation committee considers the achievement of specified performance targets and based on those metrics your compensation committee determined that the Bonus Plan pool funded at 34% of the target amount for fiscal 2016. It is unclear how the specific bonus amounts listed in the summary compensation table for each of your NEOs tie to your performance results. Please tell us in your response letter how you arrived at the specific bonus amounts for each NEO and confirm that in future filings, as applicable, you will provide narrative disclosure describing the

material factors necessary to understanding how the specific bonus amounts were determined. Refer to Item 402(o)(5) of Regulation S-K.

2.   There appear to be inconsistencies in your compensation disclosures. For instance, the base salaries listed in the summary compensation table on page 24 for Messrs. Faugno and Perone are inconsistent with the current base salary amounts disclosed in your discussion of executive employment arrangements on page 25. Similarly, your reference to a Hart-Scott-Rodino filing fee in note 6 to the summary compensation table appears to be inconsistent with your discussion on page 33. Please clarify and provide consistent disclosures in future filings.

Form 10-Q for the Quarterly Period Ended August 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 21

3.   Your presentation of the non-GAAP measures, adjusted EBITDA and free cash flow, and comparison of their results to prior periods before a corresponding presentation and discussion of GAAP results, causes your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Please revise to present and compare your GAAP results to those of prior periods before your non-GAAP measures in future filings. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

4.   We note that you adjust adjusted EBITDA for changes in deferred revenue and changes in deferred costs. Your treatment of deferred revenue and deferred costs represent individually tailored accounting principles substituted for those in GAAP. Please remove these adjustments from your adjusted EBITDA calculations here as well as in your earnings releases on Forms 8-K. See Question 100.04 of the updated Non-GAAP C&DIs.

5.   You also adjust adjusted EBITDA to exclude "acquisitions and other non-recurring charges". Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate items identified as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Given the nature of your adjustments for "acquisitions and other non-recurring charges" it appears they would be prohibited under this guidance. Please revise. See also Question 102.03 of the updated Non-GAAP C&DIs.

6.   You adjust your free cash flow measure to exclude "acquisition and other non-recurring charges". Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from a non-GAAP liquidity measure. Please tell us how this adjustment complies with such guidance or remove it from this measure in future filings.

<u>Form 8-K filed October 11, 2016</u>

7.   The remarks of your chief executive officer quoted on the first page of your release refer only to non-GAAP earnings per share information, which causes your non-GAAP measure to be more prominent than the most directly comparable GAAP measure. In future earnings releases, please balance these remarks by also discussing the comparable GAAP information. See Question 102.10 of the updated Non-GAAP C&DIs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief/
Office of Information Technologies and
Services